Filed by: Impac Mortgage Holdings, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Impac Mortgage Holdings, Inc.

Commission File No. 001-14100

Date: May 13, 2022

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EDITED TRANSCRIPT

EVENT DATE/TIME: MAY 13, 2022 / 1:00PM GMT

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

C O R P O R A T E P A R T I C I P A N T S

George A. Mangiaracina Impac Mortgage Holdings, Inc. - Chairman & CEO

Jon Gloeckner Impac Mortgage Holdings, Inc. - Senior VP of Treasury & Financial Reporting, Principal Financial and Accounting Officer

Joseph O. Joffrion Impac Mortgage Holdings, Inc. - Senior VP & General Counsel

Justin R. Moisio Impac Mortgage Holdings, Inc. - Chief Administration Officer & Corporate Secretary

Obi O. Nwokorie Impac Mortgage Holdings, Inc. - Executive VP of Alternative Credit Products, CIO & Director

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Impac Mortgage Holdings, Inc. First Quarter Earnings Conference Call. (Operator Instructions)

I would now like to hand the conference over to Joe Joffrion our General Counsel. Please go ahead.

Joseph O. Joffrion - Impac Mortgage Holdings, Inc. - Senior VP & General Counsel

Good morning, everyone, and thank you for joining Impac Mortgage Holdings First Quarter 2022 Earnings Conference Call. Before we get to prepared remarks, we have a few disclosures to go through so bear with me.

Important additional information and where to find it. The company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from the company's common shareholders in connection with the matters to be considered at the company's special meeting of shareholders relating to the proposed exchange offer and consent solicitation. Information regarding the names of the company's directors and executive officers and their respective interests in the company by security holdings or otherwise can be found in the company's proxy statement for its 2022 Annual Meeting of Shareholders filed with the U.S. Securities & Exchange Commission on April 29, 2022.

The proxy statement and all of the documents filed with the SEC by the company are available free of charge at the SEC's website at www.sec.gov. The company intends to file a definitive proxy statement and proxy card with the SEC in connection with the solicitation of proxies from the company's shareholders in connection with the matters to be considered at the company's Exchange Offer special meeting. Additional information regarding the identity of participants and their direct or indirect interest by security holdings or otherwise will be set forth therein. Investors and shareholders are strongly encouraged to read any such proxy statement and the accompanying proxy card and other documents filed by the company with the SEC carefully and in their entirety when they become available as they will contain important information.

Shareholders will be able to obtain the proxy statement, any amendments or supplements to the proxy statement and accompanying proxy card and other documents filed by the company with the SEC for no charge at the SEC's website at www.sec.gov.

Copies will also be available at no charge at the Investor Relations section of the company's corporate website at www.impaccompanies.com or by writing the company's Corporate Secretary at Impac Holdings -- excuse me, Impac Mortgage Holdings, Inc. 19500 Jamboree Road, Irvine, California, 92612.

In connection with the exchange offer and consent solicitation, a registration statement on Form S-4, a tender offer statement on Schedule TO, and related documents and amendments thereto, relating to the Exchange Offer and consent solicitation will be filed by the company with the SEC. The Series B preferred stock and Series C preferred stock may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This earnings call shall not constitute an offer to exchange or sell or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of such securities in any state in which such offer, exchange solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

Holders of the preferred B -- Series B preferred stock and Series C preferred stock are strongly advised to read the registration statement, tender offer statement and other related documents and amendments thereto when available because these documents will contain important information. Such holders will be able to obtain copies of Exchange Offer materials for free from the company as the aforementioned address or the SEC's website. The company is not making any recommendation to holders of outstanding Series B preferred stock or Series C preferred stock as to whether they should tender their shares pursuant to the exchange offer and consent solicitation.

Also during this call, we will make projections or other forward-looking statements in regards to, but not limited to, GAAP and taxable earnings, cash flows, interest rate and market risk exposure, mortgage production and general market conditions. I would like to refer you to the business risk factors in our most recently filed Form 10-K and Form 10-Qs filed under the Securities Exchange Act of 1934.

These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. This presentation, including any outlook and guidance, is effective as of the date given, and we expressly disclaim any duty to update the information herein.

I would like to get started by introducing George Mangiaracina, Chairman and CEO of Impac Mortgage Holdings.

George A. Mangiaracina - Impac Mortgage Holdings, Inc. - Chairman & CEO

Thank you, Joe. Justin Moisio, our Chief Administrative Officer; Jon Gloeckner, our Principal Accounting Officer; Obi Nwokorie, our EVP, Chief Investment Officer; are here with me for the prepared remarks. Tiffany Entsminger, our Chief Operating Officer, will be available for the question-and-answer segment of today's call.

For the first quarter of 2022, the company reported a GAAP net loss of $1.2 million or $0.07, 0-0-7, $0.07 per diluted common share and a core loss of approximately $13 million or $0.61 per diluted common share. The delta between GAAP and core results is primarily attributable to the increase in the fair value of our net trust assets, which Jon Gloeckner, will discuss in his prepared remarks later on in this call.

As we've outlined in prior earnings calls, the company broadly classifies its origination activities irrespective of channel as either rate or credit our rate business is centered around our GSE and FHA VA product, while our credit business is focused on our NonQM product.

In first quarter 2022, with respect to our rate businesses, the company was not immune from reduced origination volumes and margin compression, typically experienced by the industry at the latter stages of refinance waves driven by low interest rates and accommodative monetary policy. Primary 30-year fixed rate GSE mortgage rates were approximately 3.25% at the beginning of the year, now standing at 5.5% equating to increased payment for the average borrower of approximately $600 per month in excess of $7,000 annually based on the convertible loans -- conventional loan size of $325,000.

We anticipate that market conditions will continue to be challenging for the foreseeable future in our rate business, and we will continue to adjust our capacity models, marketing spend and headcount accordingly. With respect to our credit business, the NonQM segment of the mortgage market experienced significant market pressure beginning in the fourth quarter of 2021, with conditions further deteriorating into the first quarter of 2022 and only recently evidencing signs of stabilizing. Expectations related to rising rates in the short end of the curve, as expressed in 2- and 3-year swap rates resulted in cap market participants' concern over extension risk and thus more expensive structured financing terms. NonQM note rates were required to be recalibrated with the consumer from a low 4% range prevalent in 2021 to a target in the high 6% to low 7s range today, levels not seen in the market since prior to the COVID induced emergency monetary policy measures of March 2020. The average note rate of the company's current lock pipeline reflects this climb up the rate ladder.

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

The first quarter of 2022 also introduced increased market volatility and heightened market awareness of non-transitory inflation and credit and liquidity risks brought on by geopolitical events. The company deploys a wide range of capital markets hedge and delivery mechanisms with increased reliance over the last year on futures on treasury swaps, forward sale agreements and best efforts deliveries in lieu of aggregating NonQM to sell in bulk offerings. While layered risks cannot be effectively hedged in times of acute market dislocation, the company will continue to remain disciplined in our origination and capital markets activities. The credit markets have shown evidence of normalization in recent weeks with spreads on new issued NonQM stabilizing and tightening off the wides from the first quarter. The company continues to believe that the addressable market for NonQM will expand to our benefit with respect to volume and margin. Obi will expand on the market update and the company's positioning or his prepared remarks later in the call. Turning now to provide additional commentary on previously filed 8-Ks, which disclosed company developments in the first quarter and early second quarter. On March 16, 2022, the company reported that it entered into an agreement to sell substantially all of its retained residual certificates issued in connection with Alt-A and multifamily securitizations prior to the credit crisis of 2007, collectively, the company's legacy securities, for an amount of $37.5 million, a fair value gain of approximately $9 million. The transaction was finalized and the company received all the sale proceeds prior to the end of the first quarter. The sale removes complexity from the company's financial reporting by eliminating approximately $1.6 billion in securitized trust assets and liabilities and the related change in fair value of net trust assets from the balance sheet and statement of operations. The legacy securities were unencumbered. The proceeds from the sale were utilized in full to enhance the working capital and liquidity position in the company, as evidenced by an increase in the company's cash position from $30 million at the end of 2021 to $70 million as of the end of the first quarter 2022. On April 29, 2022, the company reported that it entered into voting agreements with certain holders of its preferred B stock and its preferred C stock, collectively, the preferred securities, as well as its common stockholders in connection with proposed amendments to the company's charter. Those amendments would permit the closing of a proposed exchange offer and a redemption, which at the end of the day, would allow all preferred B stock and the preferred C stock to be exchanged or redeemed for a combination of cash, common stock and in the case of the preferred C stakeholders, long-dated warrants. The proposed amendments are subject to securing the required super majority for each of the preferred security classes and a simple majority from the common shareholders as well as satisfying certain requirements of Maryland law. Simultaneously, with the execution of these voting agreements, the company entered into amendments to outstanding $20 million in convertible promissory notes that resulted in a $5 million payment being made May 9, 2022, with the remaining $15 million due in $5 million annual installments commencing in May 2023.

In the event the above-mentioned preferred exchange and redemption does not occur prior to the end of October, 2022, the remaining $15 million due on the notes will become payable on November 9, 2022. As a reminder, with respect to the company's decade long preferred B litigation, on July 19, 2021, Maryland court of appeals issued an order, which affirmed the lower court ruling, specifically that the proposed 2009 amendment to the preferred B articles did not receive the required votes, and therefore, the original preferred B articles were to remain in place. As a result of the court order, the company would be required to, one; pay approximately $1.2 million in unpaid dividends to certain preferred B stockholders, which amount was previously accrued by the company in 2018; two, to consider the dividend to preferred B stockholders to be in effect and cumulative since 2009, an amount of approximately $20 million as of March 30, 2022; and three to entitle the preferred B stockholders to call a special meeting for the election and placement of 2 additional directors to the company's Board. The proposed amendments and potential finalization of the exchange offer and redemption are holistic in resolving on a go-forward basis the three material issues under the court order. If the transaction closes, approximately $70 million in liquidation preference and cumulative dividends on the preferred securities would be eliminated. The contemplated transaction would be accretive to the book value of the common stock. In addition, should these contemplated transactions take effect, the company will be better positioned to engage in capital raises and corporate finance activities absent the overhang of an intractable legacy capital structure. We'll have more comments on this later on in the call during our prepared remarks.

I turn the call back over to Joe. Joe?

Joseph O. Joffrion - Impac Mortgage Holdings, Inc. - Senior VP & General Counsel

Thanks, George. As previously discussed and as mentioned by George, the preferred B litigation remains outstanding at this time. There was a hearing conducted by the circuit court on February 18, 2022, at which time the court heard arguments by the parties regarding class certification, who will be designated as Class representative and class counsel and other related motions.

To date, the court has not issued any final rulings. With respect to the voting agreements and proposed amendments to the company's articles mentioned previously, I would like to highlight the fact that there would be many conditions to closing such transaction.

As George mentioned, amending the company's charter requires the approval of at least 2/3 of the shares of each of the preferred stock classes of equity as well as approval by over 50% of our outstanding common stock. In addition, the common stockholders must also approve the issuance of new common shares, the SEC must approve our registration statement, and there must be no material adverse developments in the company's reasonable judgment with respect to any action or proceeding concerning the company. Although we have already received commitments via voting agreements from certain equity holders in each of the 3 classes of equity, we have not yet received commitments that meet the required approval percentages, and no guarantees can be made that such approvals will be obtained. Additionally, Maryland, the state in which the company has incorporated, has limitations on the payment of distributions to stockholders including on redemption or repurchase of their shares unless the company meets certain financial tests at the time the distributions are to be made.

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

Although we've allotted until the end of October 2022 to complete certain elements of the transaction, without having the outstanding convertible note becoming due and payable in full. We can make no assurances that the company will meet the required Maryland financial test by such time, even if we obtain the required approvals from shareholders.

Jon Gloeckner will now discuss the operating results for the first quarter of 2022. Jon?

Jon Gloeckner - Impac Mortgage Holdings, Inc. - Senior VP of Treasury & Financial Reporting, Principal Financial and Accounting Officer

Thank you, Joe. For the first quarter, the company reported a GAAP loss of $1.2 million as compared to earnings of $3.6 million for the fourth quarter and a loss of $683,000 in the first quarter of 2021. Our first quarter core loss was $13 million as compared to a core loss of $5 million in the fourth quarter and loss of $262,000 in the first quarter of 2021. The financial results for the quarter reflect significant market pressure, which began in the fourth quarter of 2021 and accelerated through the end of the first quarter as a result of increasing interest rates, inflation, credit and liquidity risk.

Gain on sale of loans decreased to $6 million during the first quarter as compared to $14.9 million during the fourth quarter. During the first quarter, our originations were $482 million with margins of 124 basis points as compared to originations of $759 million with margins of 196 basis points in the fourth quarter of 2021. The decline in production quarter-over-quarter was due to both a reduction in our rate sensitive business due to the increase in interest rates, as well as a reduction in our credit business, as we made a decision to reduce risk and protect liquidity, which Justin will touch upon in his prepared remarks.

As George had indicated previously, during the first quarter, we sold our legacy residual certificates and assigned the related call rights in 34 consolidated securitizations and 3 nonconsolidated securitizations for $37.5 million, which had a book value of approximately $16.7 million at the end of 2020, and most recently, $27.9 million at the end of 2021. Upon the sale and transfer, we were able to deconsolidate approximately $1.6 billion of trust assets, and their corresponding liabilities while recording an increase in fair value of $9.2 million net of transaction costs. Additionally, we recorded a $1.6 million increase in fair value gains on our long-term debt, which combined with the sale of the legacy portfolio, accounted for $10.8 million of the $11 million in other income during the first quarter. Changes in fair value of net trust assets and long-term debt are excluded from core earnings which is the predominance of the delta between GAAP and core loss. Operating expenses decreased to $19.4 million in the first quarter as compared to $20.5 million in the fourth quarter, primarily due to a reduction in personnel costs, which decreased to $11.9 million from $13.2 million in the fourth quarter. The decrease in personnel costs during the first quarter was primarily the result of a decrease in variable compensation commensurate with reduced originations as well as a slight reduction in head count to support the reduced volume. In addition to the reduction in headcount during the first quarter, we have continued to adjust our capacity to support our volume levels.

Our business promotion expense was flat at $2.3 million quarter-over-quarter. This reflects our previous push to target NonQM production in our retail channel, continued product expansion outside of California and maintain our lead volume. While the company previously experienced a substantial amount of organic lead flow, the recent competitiveness among other lenders for NonQM production within the California market has driven up advertising costs. We currently have warehouse lines with a combined borrowing capacity of $600 million, and we'll continue to balance capacity needs to meet funding demands of our NonQM production goals. As previously indicated, the sale of the legacy securitization portfolio enabled us to unlock value that had been trapped within the legacy securitizations on our balance sheet and improve our liquidity and unencumbered cash position to $70 million at the end of the first quarter as compared to $30 million at the end of the fourth quarter. We continue to carefully manage our liquidity and balance the demands of an aggregation model. Based on our current cash position, turn times and borrowing resources, we feel we have the liquidity necessary to meet our near-term production goals.

Obi Nwokorie will provide commentary on capital markets activity. Obi?

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

Obi O. Nwokorie - Impac Mortgage Holdings, Inc. - Executive VP of Alternative Credit Products, CIO & Director

Thank you, Jon. As previously mentioned, the first quarter of 2022 saw an acceleration of the market volatility that began early in the fourth quarter of 2021. The yield curve flattened dramatically as the short end of the curve, repriced in anticipation of the Fed response to rising inflation.

During the quarter, 2-year and 3-year swap rates rose by 161 basis points and 148 basis points, respectively. The spread between 2- and 10-year treasuries went from 77 basis points at the beginning of the quarter to minus 10 basis points at quarter end. The widening in credit spreads also accelerated during the quarter. CDX high yield widened from 293 basis points to 376 basis points, while investment grade was wider by 17 basis points. In mortgages, AAA NonQM spreads went from 115 basis points to roughly 200 basis points over interpolated yield growth. Similarly, the basis between current coupon MBS and the 10-year treasury rate widened from 56 basis points to 115 basis points. It's important to note, and as George previously mentioned, that while we continue to see widening of the broader credit market with CDX high yields currently in the high 400s, NonQM spreads have stabilized on a now or around 175 basis points over. The sell-off in rates coupled with the widening of credit spreads led to a rapid increase in mortgage rates offered to borrowers. Agency rates rose from the low 3s at the beginning of the quarter to almost 5% by the end, while the average rate for NonQM loans went from low 4s to the low 6% range. The trend upwards and rates have continued with current rates for 30-year fixed rate agency mortgages around 5.5%, while NonQM mortgages are in the high 6s to low 7% range.

Home prices remained strong throughout the first quarter, with national prices up in March by almost 21% year-over-year and 3.3% for the month. Persistent supply/demand imbalance, coupled with the low rate environment has led to the increase in home prices. However, as rates continue to rise, affordability will become an increasing impediment to continued home price appreciation. As a result of the challenging environment, we continue to take steps to mitigate and manage our exposure to both rates and credit. We have employed a combination of forward flow agreements and best efforts execution to minimize our exposure to the spread volatility while using interest rate swaps to hedge our interest rate exposure. The company sold off its remaining GSE servicing book in the fourth quarter of 2020 and consequently has not experienced any of the MSR gains or MSR-related hedge losses that we have seen from some other lenders. I will now turn it over to Justin to discuss origination activity during the quarter. Justin?

Justin R. Moisio - Impac Mortgage Holdings, Inc. - Chief Administration Officer & Corporate Secretary

Thanks, Obi. As we've discussed over the last year, the landscape of the GSE lending space continues to present challenges to conventional lending growth. During the first quarter of this year, the sharp decline in conventional GSE origination volume was felt industry-wide, as outlined in industry publications and operating results from mortgage lenders across the industry. While margin compression is typically a cyclical challenge to overcome in the mortgage industry in off cycles, the velocity in which interest rates began rising as well as the inflationary pressures felt across the market resulted in a sudden and dramatic impact on many lenders, irrespective of the lender's size or history in the industry. Not surprising, the resulting decrease in loan application volume and overall origination growth, was felt within our company as well. Impac's primary driver of GSE originations is our retail consumer direct call center.

During the first quarter of 2022, our GSE originations in the retail channel decreased 55% as compared to the fourth quarter of 2021 and 80% from the same period in 2021. This is a result of the aforementioned economic and market pressures within the industry. We will continue to originate in the GSE space through our retail channel with very minimal marketing spend, but will remain diligent around market conditions with an eye towards protecting margin and credit quality.

Previously, we discussed the important pivot within our consumer direct retail call center, allowing it to navigate shrinking GSE margins and offsetting this volume with NonQM origination volume and revenue. We are pleased with how quickly we've been able to shift focus and increase non-QM production in the call center. However, it is worth noting that the non-QM credit market is also subject to changing markets, including rate increases forced by changes in credit spreads among capital markets participants.

During our last call, we noted that the NonQM growth trajectory in the retail call center would stabilize, but that we did expect our NonQM run rate to remain relatively flat in the first quarter of 2022.

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

Our NonQM funding volume in the retail call center during the first quarter was approximately $125 million, which was in line with our fourth quarter production. During the month of April, we did experience a decrease in NonQM production through the call center as compared to the monthly production in the first quarter.

This was primarily due to the volatility that Obi touched on in the NonQM market, resulting in rate shock for borrowers from pricing changes and a decrease in credit exceptions from NonQM investors leading to increased fallout within our pipeline.

The same velocity and rate changes that impacted GSE consumers was certainly felt in the NonQM space as well. As Jon touched on, our business promotion expense attributed almost entirely to our retail channel was flat in the fourth -- first quarter as compared to the fourth quarter. We continue to focus on maintaining our lead volume in the call center and augment targeted marketing to attract NonQM focused consumers.

Currently, almost all of our paid marketing spend in the call center is NonQM centric. Additional marketing allocations will continue to be deployed as needed to leverage the expertise in the call center and educate consumers around the NonQM product offering to further promote growth in the channel. Since the end of the second quarter of 2021, the primary focal point in ramping up our NonQM production has been within our third-party wholesale origination channel. Wholesale has traditionally been a driving channel around NonQM originations industry-wide as well as a successful vehicle for increasing volume over the last several years.

The company originated over $310 million of NonQM production in the first quarter of 2022, down from $380 million in the fourth quarter of '21. Roughly 60% of our NonQM production was generated through our TPO channel, with the overall composition of the TPO pipeline being almost entirely NonQM product. During the first quarter, our volume in the TPO channel decreased by approximately 25% as compared to the fourth quarter.

In response to changing market conditions, we've taken steps to protect margin and manage credit risk by raising rates across all NonQM products. This recalibration was implemented in kind by many NonQM originators and investors and remains an ongoing balance between competitiveness and risk management. With the TPO platform being all NonQM, the need to manage market risk through credit and pricing was top of mind in light of the volatility and illiquidity in certain segments of the secondary markets.

Adjusting pricing proactively allowed the company to navigate uncertainty in execution and NonQM margin compression, which resulted in reduced pipeline size and greater fallout as borrowers and brokers adjusted to new and notably higher rates across the industry. The reduction of the company's NonQM production during the course of the quarter is, therefore, not surprising given the swing of 300 to 400 basis points on average and rate increases to consumers over a course of a 90-day period.

Overall, within our TPO channel, originations downsized to $20 million in April as compared to the prior 2 quarters, which had us at a monthly run rate of about $75 million per month. As locks at lower coupons funded out and pricing became less favorable with secondary market takeouts, the replenishment of new submissions and locks was invariably impacted. The forecast for April and subsequent quarters will likely reflect these market-driven changes to overall origination volume. However, despite these challenges, the company is committed to NonQM and believes that access to alternative credit remains a core tenet of the business. We will continue to support and enhance our NonQM offering while simultaneously looking for additional opportunities to drive efficiency, reduce costs, and remain agile as the market continues to evolve around liquidity, inflation and credit risk. So at this point, that concludes the financial results and our prepared remarks. We received several questions from shareholders prior to the call last night and this morning, and we've had corresponding answers incorporated into our prepared remarks. And with no additional questions on the line that we see, we will conclude our first quarter earnings call, and we look forward to speaking with the market in the very near future. Thank you.

Operator

Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect. Have a great day.

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MAY 13, 2022 / 1:00PM, IMH.A - Q1 2022 Impac Mortgage Holdings Inc Earnings Call

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